Exhibit 14

CENTRA FINANCIAL HOLDINGS, INC.
CENTRA BANK, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

Policy Statement

     It is the policy of Centra Financial Holdings, Inc. and Centra Bank, Inc. jointly known as Centra, to comply fully with all laws, rules and regulations that apply to our business activities. Strict adherence to these laws, rules and regulations is an essential requirement for each director, officer, and employee of the Corporation. Each director, officer, and employee must adhere to this Code of Business Conduct and Ethics and be aware of the applicable laws that are important to our business.

     It is the policy of Centra, its employees and representatives, to no participate in or condone illegal activity directly or indirectly, in any form. All employees shall report promptly any suspected illegal activity. In addition, employees who break the law will be subject to reprimand, including termination.

     Centra does not tolerate retribution against employees who, in good faith, report suspected violations of law. Employees who retaliate against others who report suspected illegal activity or violations will themselves be subject to immediate discipline.

General Guidelines for Corporate Conduct

     The following general principles and rules broadly apply to all employees regardless of the position he or she holds with Centra.

1.	Employees should always conduct all aspects of the Corporation’s business in an ethical manner.

2.	Any employee in a supervisory role is responsible for the conduct of employees reporting to him or her.

3.	The conduct of each employee with customers, the general public, the media, and other employees must reflect the highest standards of honesty, integrity, and fairness.

4.	Employees must always cooperate fully in any investigation of misconduct.

     The following rules and guidelines for business conduct address specific activities that our employee representatives may be called upon to undertake from time to time on behalf of Centra. However, because no code could cover every possible question of business activity, you should raise any questions or doubts about specific instances or aspects of business conduct with your supervisor, or through the procedures further outlined in the policy, under Submission of Complaints or Concerns.

     In addition, the Chief Executive Officer, Chief Financial Officer and other senior officers will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

•	Provide shareholders with information that is accurate, complete, objective, relevant, timely, and understandable.

•	Comply with rules and regulations of federal, state, provincial, and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.

•	Not use confidential information acquired in the course of one’s work for personal advantage.

•	Share knowledge and maintain skills important and relevant to shareholder’s needs.

•	Proactively promote and be an example of ethical behavior as a responsible person among peers, in the work environment and the community.

•	Achieve responsible use of and control over all assets and resources employed or entrusted.

Confidentiality of Business Information and Records

     Employees shall always record information accurately, honestly and in accordance with all relevant accounting, recordkeeping and document retention standards. No employee is ever authorized to enter or maintain false or misleading information in corporate books, records or reports. No circumstances justify the keeping of “off-the-books” accounts in any form, particularly accounts established to facilitate or disguise questionable or illegal payments.

     Employees in possession of corporate records are responsible for the use and safekeeping of them and shall take all reasonable and prudent measures to safeguard the privacy of employees, customers, and individuals with respect to information contained in such records.

     All relationships between Centra and its customers are confidential. No information should be disclosed except as authorized by the customer or as required by statute or a court of competent jurisdiction. All employees, officers, and directors should use care not to discuss corporate business in any place or manner that risks violation of such confidentiality or that would, in any way, impair Centra’s competitive position. Financial information about Centra is not to be given to persons outside Centra unless it has been reported to the shareholders or otherwise made available to the public. No person with commercial banking responsibilities who has information not publicly known or available that may bear on a credit or investment decision shall give such information to anyone.

Conflicts of Interest

     The directors, officers, and employees of this company serve the needs of the stockholders, the community, and Centra’s customers. Each holds a position of trust in Centra. It is expected that each director, officer, and employee avoid conflicts of interest, the appearance of conflicts of interest, and any violations of fiduciary responsibilities and duties. Specifically, this board approved policy requires that each officer, director, and employee:

•	Will not commence or continue any relationship with outsiders that might, even by implication, cause embarrassment to them or impair Centra’s interests or position of public trust. Employees are to avoid conflicts involving business opportunities that come to their attention as a result of their duties with Centra.

•	Will avoid involvement of any kind in the credit approval process, when the credit being considered will directly or indirectly benefit him or her. This policy includes loans, overdrafts, immediate credit on funds, and any other form of credit to an account.

•	Will disclose to the Chief Executive Officer any actual or potential conflicts of interest as soon as the situation arises. This includes disclosure of any material interest in the business of a borrower, an applicant, or other customer.

•	Will use only arm’s length transactions when buying, selling, or leasing assets or services to Centra. It is policy to contract for assets and services using only arm’s length transactions that are in the best interest of Centra. Directors, officers, and employees are asked to honor this policy and to refrain from influencing or asking for special consideration as Centra contracts for assets or services.

•	Will not become involved in any real estate projects being financed by Centra, or by other financial institutions on a reciprocal basis, without first fully disclosing to the President or the Board of Directors the details of the involvement.

•	Will continue to be encouraged to participate in appropriate professional groups and responsible civic organizations if such service does not interfere with their duties at Centra, provided such relationships would not be prohibited or limited because of statutory or administrative requirements regarding conflicts of interest. When participation as an officer or director of a major outside organization serves the best interests of Centra, The Chief Executive Officer will designate the appropriate employee for the assignment. All other participation requires approval of the Chief Executive Officer.

     An employee may be asked by an organization to participate both because of individual talents and because the employee represents Centra. Employees who are approached directly by an outside organization to join its Board of Directors must first obtain the approval of the Chief Executive Officer. The types of organizations covered by this policy are both profit and nonprofit in nature. This does not apply to participation in religious or political organizations. Employees should seek guidance from their supervising officer regarding interpretations or applicability of this policy prior to making commitments to the outside organization.

Corporate Payment/Assets, Gifts, and Entertainment

     No action is to be undertaken for the perceived benefit if Centra could not legally take such action directly. There should be sensitivity to possible criticism of Centra or staff members on the grounds of self-dealing for personal advantage. No director, officer, or employee may purchase any property directly or indirectly from Centra. This includes corporate premises and equipment, collateral disposed of in settlement of an obligation, or property held as a fiduciary.

     It is contrary to Centra’s policy and intent to encourage or permit, either directly or indirectly, the payment of corporate funds or use of corporate property to secure favored business treatment for Centra. Customary nominal gratuities for services received are permitted if lawful, as are gifts, favors of nominal value, or entertainment to the extent that they meet the standards of ethical business practices. Each such payment, gift, or expense must be appropriately disclosed on the financial records of Centra.

     Expenses for travel and entertainment incurred on behalf of Centra should be ordinary and necessary to accomplish a business purpose and be documented in conformity with the established requirements for reimbursement. Further, disbursements from such corporate accounts shall be only for legitimate purposes, and each shall be clearly disclosed in the financial records of Centra.

     Gifts to employees from customers generally are intended as sincere expressions of friendship and appreciation based on the personal relationships that often develop in the normal conduct of business. Nevertheless, substantial gifts of any kind, whether in the form of food, merchandise, unusual discounts, or entertainment, or the undue use of customer or supplier facilities, should be courteously declined as contrary to ethics policy. It is neither practical nor desirable to have an inflexible rule against gifts of any specific kind, or to precisely define a “substantial gift”. Any doubt about the proper course of action should be discussed, through protocol, with the Chief Executive Officer.

Trading in Company Stock by Employees, Officers, and Directors

A.	General Restrictions Against Insider Trading. No director, officer, or employee shall purchase any Centra Financial Holdings, Inc. stock or exercise company options while in the possession of material non-public information (MNPI) concerning the company. In general, information will be considered material if a reasonable investor would consider it important in making his or her investment decision. Such would include, for example, earnings results, acquisitions, divestitures, or pending changes in corporate control.

B.	Blackout Periods. In addition to the general prohibition against trading in company stock and while in the possession of MNPI, the company has a policy prohibiting all officers, employees, and certain third parties from buying or selling stock or exercising company options, during company “black-out” periods.

Procedures for the Submission of Complaints or Concerns

     Centra is committed to achieving compliance with all applicable rules, regulations, policies and laws that govern banking procedures. In order to facilitate the reporting of concerns and complaints, Centra’s audit committee has established the following procedures for: (a) the receipt, retention and treatment of complaints or concerns regarding any suspected improper activities by any individual including Centra directors, officers, and employees; and (b) the confidential, anonymous submission by any individual, director, officer, or employee of Centra of complaints or concerns regarding any suspected improper activities.

We should all be alert and sensitive to situations that could result in actions by ourselves or others that might violate federal, state or local laws, regulations or our Code. Directors, officers, and employees who believe their own conduct or that of a colleague may have violated any such laws or regulations or our Code has an obligation to report the matter. Generally, such matters should be raised first with immediate supervisors. This may provide valuable insights or perspectives and encourage resolution of problems within the appropriate work unit. However, an employee who would not be comfortable bringing the matter up with his or her immediate supervisor, or who does not believe the supervisor has dealt with the matter properly, should raise the matter with the appropriate department head. The most important point is that possible violations should be reported and that Centra supports all these means of reporting them.

Submission of Complaints

     Any employee of Centra may submit a good-faith complaint or concern regarding any improper activity or an Accounting Matter to the Corporate Secretary without fear of dismissal or retaliation of any kind. Centra will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of an employee with respect to good faith concerns or complaints regarding an improper activity or an Accounting Matter.

In no event will Centra or any of its directors, officers, or employees take or threaten any action against a director, officer, or employee as a reprisal for making a complaint or disclosing information in good faith. However, if a reporting individual was involved in improper activity, that person may be appropriately disciplined even if he or she was the one who disclosed the matter to Centra. In such a case, however, a voluntary disclosure would be given favorable consideration in any ensuing decisions.

Any persons, including employees and senior management, with a complaint or concern may submit confidentially or anonymously their complaint or concern in writing, e-mail, or by phone to Timothy P. Saab, Corporate Secretary of Centra as follows:

Centra Bank, Inc.

Attention: Timothy P. Saab, Corporate Secretary

990 Elmer Prince Drive
Morgantown, WV 26505
(304) 581-6002
tsaab@centrabank.com

Written Complaints or Concerns

     Individuals may submit a complaint or concern in writing to the Corporate Secretary at the address mentioned above. All complaints or concerns should be set forth in writing in a sealed envelope to the Corporate Secretary of Centra in care of Timothy P. Saab.

E-Mail

     Individuals may send a message via e-mail directly to the Corporate Secretary at tsaab@centrabank.com. Be advised that sending a message from your business computer may not necessarily protect your anonymity. Use of a non-identifiable e-mail address, like a Hotmail or Juno account is the most confidential way of sending an e-mail message.

Voicemail

     Individuals may also call (304) 581-6002 to speak with the Corporate Secretary or to leave a message on voicemail. Be advised that leaving a message on a voicemail system may not necessarily protect anonymity.

Treatment of Complaints Relating to Accounting Matters

•	Upon receipt of a complaint, the Corporate Secretary shall determine whether the complaint pertains to Accounting Matters and shall determine whether the complaint or concern warrants further investigation. If so, he will forward the complaint to the Audit Committee.

•	Complaints relating to Accounting Matters will be reviewed under Audit Committee direction and oversight by such persons as the Audit Committee determines to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

•	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee.

Treatment of Complaints Regarding Matters Other Than Accounting Matters

     Upon receipt of a concern or complaint regarding a matter other than an Accounting Matter, the Corporate Secretary shall (i) determine whether the complaint or concern warrants an investigation and (ii) when possible, acknowledge receipt of the concern or complaint to the submitter.

     A complaint or concern will be reviewed by the corporate secretary with oversight by legal counsel, external auditors or such other persons the Corporate Secretary deems appropriate.

     Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

     Following the receipt of any such complaint, prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Corporate Secretary. If the complaint or concern is deemed appropriate, the Corporate Secretary has the authority to conduct or request a full scope audit or investigation of the area in question. When possible, and when determined appropriate by the corporate secretary, notice of any corrective action will be given to the person who submitted the concern or complaint.

Directors Submission of Complaints

     The fundamental responsibility of the Board of Directors is to exercise it business judgment on matters of critical and long-term significance to Centra in furtherance of what it reasonably believes to be in the best interest of Centra, and ultimately, its shareholders. Therefore, any complaints or concerns of directors should be discussed or submitted at the regularly scheduled Board of Directors meeting or the appropriate committee meeting. The Chairman should then duly note the complaint or concern and open the floor for discussion. If the complaint or concern is deemed appropriate, the Chairman has the authority to appoint a committee to investigate the claim or request a full scope audit of the complaint or concern.

Requirement of Confidentiality

     All information concerning complaints and concerns shall be held confidential, except information that may be disclosed or released when compelled by a valid subpoena, in response to a request from a local, state or federal board or similar entity, or when otherwise required by law. Such information may also be released when the Board of Directors or the appropriate committee agrees that release of the information is necessary to protect the interest of (a) the complainant or respondent; (b) other investigative or adjudicative bodies; (c) Centra or it’s Board of Directors; (d) members of the public, and release will not unduly interfere with Centra’s interest in respecting the legitimate confidentiality interest of the participants.

Reporting and Retention of Complaints and Investigations

     The Corporate Secretary will maintain a log of all complaints or concerns, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit Committee. Copies of complaints and the log will be maintained for a period set forth by the statue of limitations.

Disciplinary Action

     Appropriate disciplinary actions will be taken promptly against any director, officer or employee, who has violated any applicable federal, state, or local law or regulation, or any violation of this Code of Business Conduct and Ethics or any future version of this Code.

     Among other things, directors, officers, and employees of the Corporation may be disciplined for:

•	Committing, authorizing, or directing an illegal act.

•	Failing to exercise proper compliance oversight or tolerating illegal conduct, if acting as of another employee of the Corporation.

•	Failing to report illegal business conduct of which he or she directly knows or observes.

•	Discouraging another director, officer, or employee from reporting a violation of law or the Company’s Code of Business Conduct and Ethics.

•	Improperly disclosing the identity of a person who reports a violation of this Code of Business Conduct and Ethics.

•	Retailing or condoning retaliation against any director, officer, or employee of Centra who reports such a violation.

As examples, the following are not valid excuses for failing to comply with the law and/or the Code of Business Conduct and Ethics and, as such, will not avoid disciplinary measures:

•	“A supervisor demanded that I do the illegal, unethical, or improper act.”

•	“I thought the conduct was standard practice in our business.”

•	“It was a business necessity because it would have cost more to act properly.”

•	“I misinterpreted the law or this Code and did not seek the advice of the Ethics Compliance Officer.”

Other Laws

     This Code of Business Conduct and Ethics does not attempt to summarize all of your responsibilities. Questions about your responsibilities not specifically addressed by this policy should be directed to the Ethics Compliance Officer, your supervisor, or the Corporate Secretary.